

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 31, 2015

David G. Burke
Chief Financial Officer
Diversified Restaurant Holdings, Inc.
27680 Franklin Road
Southfield, MI 48034

      Re: Diversified Restaurant Holdings, Inc.
              Form 10-K for the Fiscal Year Ended December 28, 2014
              Response dated August 6, 2015
              File No. 001-35881

Dear Mr. Burke:

      We have reviewed your August 6, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 24, 2015 letter.

Form 10-K for the Fiscal Year Ended December 28, 2014

Controls and Procedures, page 65

1.   We have reviewed your response to comment number 1. For each of the three accounting matters described in your response, please provide us with further details of: (1) the description of the control(s) that failed, (2) a more detailed description of the nature of the three matters including accounting guidance considered, (3) how you identified the errors (4) the amount of adjustments, if any, that was recorded to the financial statements and whether you considered them to be material, and (5) why the matters rose to the level of a material weakness.

2.   In SEC Release 33-8238, the Commission recognizes that there is substantial overlap between internal control over financial reporting (ICFR) and disclosure controls and procedures (DCP). For example, DCP often includes those components of ICFR that provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP. Please explain in greater detail how you determined that the material weaknesses in your internal control over financial reporting (ICFR) was not one of the components of ICFR that is also included in disclosure controls and procedures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Beverly A. Singleton at (202) 551-3328 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3379 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure